Exhibit 99.1

MINISO Group Announces December Quarter 2021 Results

GUANGZHOU, China, March 3, 2022 /PRNewswire/ -- MINISO Group Holding Limited (NYSE: MNSO) (“MINISO”, “MINISO Group” or the “Company”), a fast-growing global value retailer offering a variety of design-led lifestyle products, today announced its unaudited financial results for the second quarter of fiscal year 2022 ended December 31, 2021.

Financial Highlights for the Second Quarter of Fiscal Year 2022 ended December 31, 2021

•	Revenue was RMB2,772.8 million (US$435.1 million), exceeding the high end of the Company’s guidance range of RMB2,500 million to RMB2,700 million, representing an increase of 20.7% year over year and 4.5% quarter over quarter.

•	Gross profit was RMB862.9 million (US$135.4 million), representing an increase of 34.2% year over year and 18.5% quarter over quarter. Gross margin was 31.1%, compared to 28.0% in the same period of 2020 and 27.4% in the previous quarter.

•	Operating profit was RMB255.4 million (US$40.1 million), compared to RMB54.3 million in the same period of 2020 and RMB213.5 million in the previous quarter.

•	Profit for the period was RMB184.1 million (US$28.9 million), compared to RMB20.8 million in the same period of 2020 and RMB154.5 million in the previous quarter.

•	Adjusted net profit[1] was RMB214.4 million (US$33.6 million), representing an increase of 155.4% year over year and 16.4% quarter over quarter. Adjusted net margin[1] was 7.7%, compared to 3.7% in the same period of 2020 and 6.9% in the previous quarter.

Operational Highlights for the Second Quarter of Fiscal Year 2022 ended December 31, 2021

•	Number of MINISO stores increased to 5,045 as of December 31, 2021, representing a quarterly net addition of 174 stores, compared to a quarterly net addition of 184 stores in the same period of 2020 and 122 stores in the previous quarter, respectively.

•	Number of MINISO stores in China increased to 3,168 as of December 31, 2021, representing a quarterly net addition of 133 stores, compared to a quarterly net addition of 135 stores in the same period of 2020 and 96 stores in the previous quarter, respectively.

•	Number of MINISO stores in overseas markets increased to 1,877 as of December 31, 2021, representing a quarterly net addition of 41 stores, compared to a quarterly net addition of 49 stores in same period of 2020 and 26 stores in the previous quarter, respectively.

•	Number of TOP TOY’s offline stores increased to 89 as of December 31, 2021, representing a quarterly net addition of 17 stores, compared to a quarterly net addition of 39 stores in the previous quarter.

1See the sections titled “Non-IFRS Financial Measures” and “Reconciliation of Non-IFRS Financial Measures” in this press release for more information.

The following table provides a breakdown of the number of MINISO and TOPTOY stores as well as their year-over-year and quarter-over-quarter changes of the relevant dates:

	As of
	December 31, 2020	September 30, 2021	December 31, 2021	YoY	QoQ
Number of MINISO stores[2]	4,514	4,871	5,045	531	174
China	2,768	3,035	3,168	400	133
—Directly operated stores	5	4	5	-	1
—Third-party stores	2,763	3,031	3,163	400	132
Overseas	1,746	1,836	1,877	131	41
—Directly operated stores	105	108	117	12	9
—Third-party stores	1,641	1,728	1,760	119	32
Number of TOP TOY stores[3]	5	72	89	84	17
—Directly operated stores	1	6	5	4	(1)
—Third-party stores	4	66	84	80	18

Mr. Guofu Ye, Founder, Chairman, and Chief Executive Officer of MINISO, commented, “We delivered another solid quarter and strengthened our leading position in industry. During calendar year 2021, we executed our strategy well, adding 615 stores to our global store network and increasing revenue by 34% year over year.”

“Looking ahead in the post-pandemic era, we are more capable and highly confident in constantly delivering long-term values to consumers and investors with our constant offering of products that are more appealing, useful and playful.” Mr. Ye continued.

Mr. Saiyin Zhang, Chief Financial Officer and Executive Vice President of MINISO, commented, “We are encouraged by our financial performance in both top line and bottom line in December quarter, adjusted net profit of MINISO reached RMB214 million, increased by 155% year over year, adjusted net margin recovered to 7.7%, compared to 3.7% in the same period in 2020.”

“The latest waves of the pandemic in China are still evolving. We currently estimate that our sales will continue to be pressured by the lingering effects of the pandemic in the short term. However, we have reasonable faith in the rapid recovery of our business in China and overseas market in the second half of calendar year 2022, we will continue monitoring the pandemic recovery and rapidly adapt our expansion plan as necessary to embrace a full recovery.” Mr. Zhang concluded.

Recent Developments

Impact of COVID-19

The resurgences of the COVID-19 pandemic continued to impact the Company’s operations and results in the quarter ended December 31, 2021.

2“MINISO stores” are any of the stores operated under the “MINISO” brand name, including those directly operated by the Company (“Directly operated stores”), and those operated by third parties under the MINISO Retail Partner model and the distributor model (“Third-party stores”).

3“TOP TOY stores” are any of the stores operated under the “TOP TOY” brand name, including Directly operated stores and Third-party stores.

In China, sales growth continued to be challenged by multiple waves of pandemic from late October across the country. The Company estimates that the GMV loss from those influenced stores was comparable to the loss in the previous quarter. Going into the quarter ending March 31, 2022, the Company currently expects the effects of COVID-19 to persist and local governments’ zero-tolerance policy to maintain relative strict public health measures in some cities. In overseas markets, 76 stores had not resumed operations as of December 31, 2021, compared to 157 such stores as of September 30, 2021. Although the Company has been observing marginal sales improvements in overseas markets in the past several quarters, it remains cautious in its outlook in terms of sales and store expansion.

Unaudited Financial Results for the Second Quarter of Fiscal Year 2022 ended December 31, 2021

Revenue was RMB2,772.8 million (US$435.1 million), representing an increase of 20.7% year over year, primarily driven by the growth of the Company’s domestic operations and the recovery of its international operations.

Revenue generated from domestic operations was RMB2,055.5 million (US$322.6 million), increasing by 12.0% year over year. Revenue generated from domestic operations of the MINISO brand was RMB1,876.7 million (US$294.5 million), increasing by 6.4% year over year. Revenue generated from the TOP TOY brand was RMB131.1 million (US$20.6 million), compared to RMB2.6 million in the same period of 2020.

Revenue generated from international operations was RMB717.3 million (US$112.6 million), representing an increase of 54.9% year over year, which reflects an improved recovery of sales in international markets.

Revenue per MINISO store, which is calculated by dividing the revenue of the MINISO brand by the average number of MINISO stores of the relevant period, was RMB523.2 thousand (US$82.1 thousand), representing a year-over-year increase of 3.9%. Revenue per MINISO store for the Company’s domestic operations decreased by 7.4% year over year, reflecting the impact of the pandemic and the dilution effect of the newly added stores in lower-tier cities in China in this quarter, while revenue per MINISO store for our international operations increased by 43.7% year over year.

Cost of sales was RMB1,909.9 million (US$299.7 million), representing an increase of 15.4% year over year.

Gross profit was RMB862.9 million (US$135.4 million), representing an increase of 34.2% year over year.

Gross margin was 31.1%, compared to 28.0% in the same period of 2020. The year-over-year increase was primarily due to 1) revenue contribution of international operations increased from 20.1% in the same period of 2020 to 25.9% in this quarter, typically international operations have higher gross margin than domestic operations, and 2) our expanding co-branded IP product offering and its associated higher gross margin in this quarter.

Other income was RMB2.5 million (US$0.4 million), compared to RMB7.8 million in the same period of 2020. The year-over-year decrease was primarily due to a decrease in government grants received by the Company in this quarter.

Selling and distribution expenses were RMB384.8 million (US$60.4 million), representing an increase of 12.9% year over year. Excluding share-based compensation expenses, selling and distribution expenses were RMB370.7 million (US$58.2 million), representing an increase of 21.0% year over year. The year-over-year increase was primarily attributable to increased personnel-related expenses, licensing expenses and marketing expenses that were in line with the year-over-year revenue growth and brand awareness improvement for both MINISO and TOP TOY.

General and administrative expenses were RMB221.4 million (US$34.7 million), representing an increase of 17.1% year over year. Excluding share-based compensation expenses, general and administrative expenses were RMB214.7 million (US$33.7 million), representing an increase of 34.0% year over year. The year-over-year increase was primarily due to increased depreciation and amortization expenses of land use right related to the Company’s headquarter building project, and to a lesser extent, increased personnel-related expense and professional service fees.

Other net income was RMB12.3 million (US$1.9 million), compared to other net loss of RMB55.1 million in the same period of 2020. The Company recorded other net loss in the same period of 2020 mainly due to an appreciation of Renminbi against U.S. dollar during that period, which resulted in foreign exchange losses. Increase in investment income also contributed to the change from net loss to net income in this quarter ended December 31, 2021.

Operating profit was RMB255.4 million (US$40.1 million), compared to RMB54.3 million in the same period of 2020.

Profit for the period was RMB184.1 million (US$28.9 million), compared to RMB20.8 million in the same period of 2020.

Adjusted net profit, which represents profit for the period excluding (i) equity-settled share-based payment expenses, and (ii) impairment loss on non-current assets, was RMB214.4 million (US$33.6 million), representing an increase of 155.4% year over year.

Adjusted net margin was 7.7%, compared to 3.7% in the same period of 2020.

Basic and diluted earnings per American Depositary Share (“ADS”) were RMB0.60 (US$0.08) in the quarter ended December 31, 2021, compared to basic and diluted earnings per ADS of RMB0.08 in the same period of 2020. Each ADS represents four of the Company’s Class A ordinary shares.

Adjusted basic and diluted earnings per ADS were RMB0.72 (US$0.12) in the quarter ended December 31, 2021, compared to adjusted basic and diluted earnings per ADS of RMB0.28 in the same period of 2020.

See the sections entitled “Non-IFRS Financial Measures” and “Reconciliation of Non-IFRS Financial Measures” in this press release for more information about adjusted net profit, adjusted net margin, and adjusted basic and diluted earnings per ADS.

As of December 31, 2021, the combined balance of the Company’s cash, cash equivalents, restricted cash and other investments amounted to RMB5,367.1 million (US$842.2 million).

Business Outlook

For the third quarter of fiscal year 2022 ending March 31, 2022, the Company currently estimates its revenue to be between RMB2,400 million and RMB2,700 million, representing an increase of 7.7% to 21.1% year over year. This estimate represents management’s current and preliminary views on the market and operational conditions as of the date of this press release, which does not factor in any of the potential future impacts caused by the COVID-19 pandemic and is subject to change.

Conference Call

The Company’s management will hold an earnings conference call at 7:00 A.M. Eastern Time on Thursday, March 3, 2022 (8:00 P.M. Beijing Time on the same day) to discuss the financial results. The conference call can be accessed via the following zoom link or by dialing the following numbers:

Access 1

Zoom link:

https://dooyle.zoom.us/j/84860705976?pwd=ckh3OW1oeXkydzAwaXlHYnVYeEpBZz09

Meeting Number: 848 6070 5976

Meeting Passcode: 888666

Access 2

Listeners may access the call by dialing the following numbers with the same meeting number and passcode with Access 1.

United States Toll Free:	833 548 0276 (or 833 548 0282)
Mainland China Toll Free:	400 182 3168 (or 400 616 8835)
Hong Kong, China Toll Free:	+852 5803 3730 (or +852 5803 3731)
United Kingdom (Charge Fees):	+44 203 901 7895 (or +44 208 080 6591)
France (Charge Fees):	+33 1 8699 5831 (or+33 1 7037 2246)
Singapore (Charge Fees):	+65 3158 7288 (or +65 3165 1065)
Canada (Charge Fees):	+1 613 209 3054 (or +1 647 374 4685)

Access 3

Listeners can also access the meeting through the Company’s investor relations website at http://ir.miniso.com/.

A replay will be available approximately two hours after the conclusion of the live event at the Company’s investor relations website at http://ir.miniso.com/.

About MINISO Group

MINISO Group is a fast-growing global value retailer offering a variety of design-led lifestyle products. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Aesthetically pleasing design, quality and affordability are at the core of every product in MINISO’s wide product portfolio, and the Company continually and frequently rolls out products with these qualities. Since the opening of its first store in China in 2013, the Company has built its flagship brand “MINISO” as a globally recognized retail brand and established a massive store network worldwide. For more information, please visit https://ir.miniso.com/.

Exchange Rate

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 30, 2021, which was RMB6.3726 to US$1.0000. The percentages stated in this press release are calculated based on the RMB amounts.

Non-IFRS Financial Measures

In evaluating the business, MINISO considers and uses adjusted net profit, adjusted net margin, adjusted basic and diluted earnings per share and adjusted basic and diluted earnings per ADS as supplemental measures to review and assess its operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. MINISO defines adjusted net profit as profit for the period excluding (i) fair value changes of redeemable shares with other preferential rights, (ii) equity-settled share-based payment expenses, and (iii) impairment loss on non-current assets. MINISO calculates adjusted net margin by dividing adjusted net profit by revenue for the same period. MINISO computes adjusted basic and diluted net earnings per ADS by dividing the adjusted net profit attributable to the equity shareholders of the Company by the number of ADSs represented by the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis and retrospectively adjusting for the effect of the issuance of Series A preferred shares by the Company that are deemed to have been converted into ordinary shares since July 1, 2019. MINISO computes adjusted basic and diluted net earnings per share in the same way it calculates adjusted basic and diluted net earnings per ADS, except that it uses the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis as the denominator instead of the number of ADSs represented by these ordinary shares.

MINISO presents these non-IFRS financial measures because they are used by the management to evaluate its operating performance and formulate business plans. These non-IFRS financial measures enable the management to assess its operating results without considering the impacts of the aforementioned non-cash and other adjustment items that MINISO does not consider to be indicative of its operating performance in the future. Accordingly, MINISO believes that the use of these non-IFRS financial measures provides useful information to investors and others in understanding and evaluating its operating results in the same manner as the management and board of directors.

These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. These non-IFRS financial measures have limitations as analytical tools. One of the key limitations of using these non-IFRS financial measures is that they do not reflect all items of income and expense that affect MINISO’s operations. Further, these non-IFRS financial measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-IFRS financial measures should not be considered in isolation or construed as alternatives to profit/(loss), net profit/(loss) margin, basic and diluted earnings/(loss) per share and basic and diluted earnings/(loss) per ADS, as applicable, or any other measures of performance or as indicators of MINISO’s operating performance. Investors are encouraged to review MINISO’s historical non-IFRS financial measures in light of the most directly comparable IFRS measures, as shown below. The non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing MINISO’s data comparatively. MINISO encourages you to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-IFRS financial measures, please see the table captioned “Reconciliation of Non-IFRS Financial Measures” set forth at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Among other things, the guidance for the fiscal year 2022’s third quarter ending March 31, 2022 and quotations from management in this announcement, as well as MINISO’s strategic and operational plans, contain forward-looking statements. MINISO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Raine Hu, Mengru Wang
MINISO Group Holding Limited
Email: ir@miniso.com
Phone: +86 (20) 36228788 Ext.8039

MINISO GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands)

	As at	As at
	June 30, 2021	December 31, 2021
	(Audited)	(Unaudited)
	RMB’000	RMB’000	US$’000
ASSETS
Non-current assets
Property, plant and equipment	76,316	376,021	59,006
Right-of-use assets	689,887	2,391,803	375,326
Intangible assets	61,005	53,319	8,367
Goodwill	19,640	19,640	3,082
Deferred tax assets	168,552	161,018	25,267
Prepayments	138,481	203,390	31,916
Interest in an equity-accounted investee	352,062	-	-

	1,505,943	3,205,191	502,964

Current assets
Other investments	102,968	208,289	32,685
Inventories	1,496,061	1,360,994	213,570
Trade and other receivables	824,725	1,113,506	174,733
Cash and cash equivalents	6,771,653	5,151,456	808,376
Restricted cash	3,680	7,347	1,153

	9,199,087	7,841,592	1,230,517

Total assets	10,705,030	11,046,783	1,733,481

EQUITY
Share capital	92	92	14
Additional paid-in capital	8,289,160	7,982,522	1,252,632
Other reserves	928,005	999,697	156,874
Accumulated losses	(2,558,291)	(2,245,972)	(352,442)

Equity attributable to equity holders of the Company	6,658,966	6,736,339	1,057,078
Non-controlling interests	(6,812)	(4,562)	(716)

Total equity	6,652,154	6,731,777	1,056,362

MINISO GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands)

	As at	As at
	June 30, 2021	December 31, 2021
	(Audited)	(Unaudited)
	RMB’000	RMB’000	US$’000
LIABILITIES
Non-current liabilities
Contract liabilities	59,947	53,572	8,407
Loans and borrowings	6,925	6,369	999
Lease liabilities	483,144	411,304	64,543
Deferred income	20,005	16,729	2,625

	570,021	487,974	76,574

Current liabilities
Loans and borrowings	13,669	5,182	813
Trade and other payables	2,809,182	3,189,086	500,437
Contract liabilities	266,919	276,537	43,395
Lease liabilities	321,268	268,425	42,122
Deferred income	6,060	5,980	938
Current taxation	65,757	81,822	12,840

	3,482,855	3,827,032	600,545

Total liabilities	4,052,876	4,315,006	677,119

Total equity and liabilities	10,705,030	11,046,783	1,733,481

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(Expressed in thousands, except for per share and per ADS data)

	Three months ended December 31			Six months ended December 31
	2020	2021		2020	2021
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$ ’000	RMB’000	RMB’000	US$ ’000
Continuing operations
Revenue	2,297,721	2,772,793	435,112	4,369,860	5,426,908	851,600
Cost of sales	(1,654,953)	(1,909,893)	(299,704)	(3,204,716)	(3,835,566)	(601,884)

Gross profit	642,768	862,900	135,408	1,165,144	1,591,342	249,716
Other income	7,811	2,510	394	43,804	18,586	2,917
Selling and distribution expenses	(340,751)	(384,813)	(60,386)	(627,492)	(725,622)	(113,866)
General and administrative expenses	(189,032)	(221,421)	(34,746)	(441,163)	(432,696)	(67,899)
Other net (loss)/income	(55,084)	12,337	1,936	(70,755)	45,964	7,213
Credit loss on trade and other receivables	(11,419)	(6,544)	(1,027)	(17,387)	(19,091)	(2,996)
Impairment loss on non-current assets	-	(9,536)	(1,496)	-	(9,536)	(1,496)

Operating profit	54,293	255,433	40,083	52,151	468,947	73,589
Finance income	13,874	13,380	2,100	23,044	26,437	4,149
Finance costs	(6,760)	(8,457)	(1,327)	(13,860)	(17,266)	(2,709)

Net finance income	7,114	4,923	773	9,184	9,171	1,440
Fair value changes redeemable shares with other preferential rights	-	-	-	(1,625,287)	-	-
Share of (loss)/profit of equity-accounted investee, net of tax	-	(270)	(42)	-	(8,162)	(1,281)

Profit/(loss) before taxation	61,407	260,086	40,814	(1,563,952)	469,956	73,748
Income tax expense	(40,639)	(75,996)	(11,925)	(91,615)	(131,338)	(20,610)

Profit/(loss) for the period	20,768	184,090	28,889	(1,655,567)	338,618	53,138

Attributable to:
Equity shareholders of the Company	20,762	184,741	28,991	(1,651,857)	336,779	52,848
Non-controlling interests	6	(651)	(102)	(3,710)	1,839	290

Earnings/(loss) per share for ordinary shares
-Basic	0.02	0.15	0.02	(1.52)	0.28	0.04
-Diluted	0.02	0.15	0.02	(1.52)	0.28	0.04

Earnings/(loss) per ADS (Each ADS represents 4 Class A ordinary shares)
-Basic	0.08	0.60	0.08	(6.08)	1.12	0.16
-Diluted	0.08	0.60	0.08	(6.08)	1.12	0.16

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Expressed in thousands, except for per share data)

	Three months ended December 31			Six months ended December 31
	2020	2021		2020	2021
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$ ’000	RMB’000	RMB’000	US$ ’000
Profit/(loss) for the period	20,768	184,090	28,889	(1,655,567)	338,618	53,138

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations	(12,031)	1,459	229	(47,773)	9,177	1,440

Other comprehensive (loss)/income for the period	(12,031)	1,459	229	(47,773)	9,177	1,440

Total comprehensive income/(loss) for the period	8,737	185,549	29,118	(1,703,340)	347,795	54,578

Attributable to:
Equity shareholders of the Company	8,199	185,845	29,164	(1,698,955)	345,545	54,224
Non-controlling interests	538	(296)	(46)	(4,385)	2,250	354

MINISO GROUP HOLDING LIMITED

RECONCILIATION OF NON-IFRS FINANCIAL MEASURE

(Expressed in thousands, except for per share and per ADS data)

	Three months ended December 31			Six months ended December 31
	2020	2021		2020	2021
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Reconciliation of profit/(loss) for the period to adjusted net profit:
Profit/(loss) for the period	20,768	184,090	28,889	(1,655,567)	338,618	53,138
Add back:
Fair value changes of redeemable shares with other preferential rights	-	-	-	1,625,287	-	-
Equity-settled share-based payment expenses	63,189	20,759	3,258	216,379	50,400	7,909
Impairment loss on non-current assets	-	9,536	1,496	-	9,536	1,496

Adjusted net profit	83,957	214,385	33,643	186,099	398,554	62,543

Attributable to:
Equity shareholders of the Company	83,951	215,036	33,745	189,809	396,715	62,254
Non-controlling interests	6	(651)	(102)	(3,710)	1,839	289

Adjusted net earnings per share for ordinary shares[4]
-Basic	0.07	0.18	0.03	0.17	0.33	0.05
-Diluted	0.07	0.18	0.03	0.17	0.32	0.05

Adjusted net earnings per ADS (Each ADS represents 4 Class A ordinary shares)
-Basic	0.28	0.72	0.12	0.68	1.32	0.20
-Diluted	0.28	0.72	0.12	0.68	1.28	0.20

4 The adjusted basic and diluted net earnings per share are computed using adjusted net profit attributable to the equity shareholders of the Company, and the number of ordinary shares used in GAAP basic and diluted earnings per share calculation after retrospectively adjusting for the effect of Series A preferred shares issued by the Company that are deemed to have been converted into ordinary shares since July 1, 2019.

MINISO GROUP HOLDING LIMITED

UNAUDITED ADDITIONAL INFORMATION

(Expressed in millions, except percentages)

	Three months ended December 31				Six months ended December 31
	2020	2021	2021		2020	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)	YOY	(Unaudited)	(Unaudited)	(Unaudited)	YOY
	RMB	RMB	US$		RMB	RMB	US$
Revenue
Domestic Operations	1,835	2,056	323	12%	3,557	4,086	641	15%
-MINISO Brand	1,764	1,877	294	6%	3,424	3,750	588	10%
-TOP TOY Brand	3	131	21	4,267%	3	240	38	7,900%
-Others	68	48	8	(29%)	130	96	15	(26%)
International Operations	463	717	113	55%	813	1,341	210	65%
	2,298	2,773	436	21%	4,370	5,427	851	24%